August 7, 2008

Via U.S. Mail and Facsimile (011-90-212-292-5390)

Serkan Okandan
Chief Financial Officer
Turkcell Iletisim Hizmetleri A.S.
Turkcell Plaza, Mesrutiyet Caddesi No: 71
34430 Tepebasi, Istanbul, Turkey

> **Re:** **Turkcell Iletisim Hizmetleri A.S.**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Filed April 23, 2006**
> **File No. 1-15092**

Dear Mr. Okandan:

We have limited our review of your filing to disclosure relating to your contacts with a country that has been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Risk Factors</u>

<u>We hold interests in several companies...and may not provide the benefits that we respect, page 18.</u>

1. You state on page 20 that you are negotiating with Al Mashreq Investment Fund to acquire a majority stake in Syriatel, the leading GSM operator in Syria, a country identified by the U.S. Department of State as a state sponsor of terrorism. You also state that Al Mashreq is represented by Rami Makhlouf, a Syrian businessman who has been designated by the U.S. Department of Treasury as a person improperly benefiting from the Syrian regime. We are aware of a May 2008 public media report that indicates that Syriatel is at least 69% owned by Makhlouf, and that Makhlouf is negotiating to sell most of his shares to you for an estimated price of $1 billion.

In your future filings, when appropriate, please expand the risk factor disclosure to indicate the percentage of beneficial ownership of the common stock of Syriatel currently held by Makhlouf, the percentage of Makhlouf's ownership interest that he will sell you, and the consideration to be paid to Syriatel and to Makhlouf as part of your acquisition.

2. Please disclose in the same risk factor that pursuant to the United States Executive Order 13460, any assets that Makhlouf holds under U.S. jurisdiction will be frozen, and U.S. persons are prohibited from engaging in business or transactions with Makhlouf. Also, disclose that Makhlouf is included in the Specially Designated Nationals List maintained by the U.S. Department of Treasury's Office of Foreign Assets Control ("OFAC"), which makes him subject to the sanctions program administered by OFAC. In addition, amplify your discussion of the nature of any material implications of these measures by the U.S. government on your U.S. shareholders, and on your reputation and share value.

Finally, please describe to us in your response letter, with a view to future disclosure, any agreements, commercial arrangements, or other contacts you have with the government of Syria or individuals/entities controlled by, or affiliated with, that government. Also, describe whether, and the extent to which, the Syrian government or individuals/entities controlled by, or affiliated with, the Syrian government have received cash or acted as intermediaries in connection with your intended acquisition of Syriatel.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip Bhaumik, Attorney-Advisor, at (202) 551-3333 if you have any questions about the comments or our review.

Sincerely,

Cecilia D. Blye, Chief
Office of Global Security Risk

cc: Larry Spirgel
       Assistant Director
       Division of Corporation Finance